SIDEL

Avenue de la Patrouille de France
Octeville-sur-Mer ◦ BP 204
76053 Le Havre Cedex ◦ France
Tél. 33 (0)2 32 85 86 87
Fax 33 (0)2 32 85 81 00
www.sidel.com

02 MAY 16 AM 10:30

02034070

BY DHL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Le Havre – May 7, 2002

SUPPL

Sidel
Information Pursuant to Rule 12g3-2(b)
File No. (82-4396)

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

Dear Sir or Madam,

On behalf of Sidel and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated May 7, 2002 regarding **Sales for the first quarter 2002**

Please do not hesitate to contact the undersigned in Le Havre at (011-33-2-32-85-80-98) should you have any questions.

Very truly yours

Hugues Segond
Financial Communications Manager

May 7, 2002

FIRST-QUARTER 2002 SALES

Sidel: 13% growth in billings in the first quarter of 2002

Consolidated sales (in millions of euros)	Q1 2002	Q1 2001	Change 2002/2001 %	Change 2002/2001 In millions of euros
By division:				
Blow Molding-Filling	190.5	157.6	+ 21%	+ 32.9
Engineering-Conveying	28.5	26.6	+ 7%	+ 1.9
Overwrapping-Palletization	7.1	12.5	- 43%	- 5.4
Health-Beauty	24.6	25.0	- 2%	- 0.4
TOTAL	**250.7**	**221.7**	**+ 13%**	**+ 29.0**
By geographical area:				
Europe	110.1	105.6	+ 4%	+ 4.5
North America	74.1	64.0	+ 16%	+ 10.1
South America	10.6	9.3	+ 14%	+ 1.3
Middle East/Africa	14.4	7.9	+ 82%	+ 6.5
Asia-Pacific	41.5	34.9	+ 19%	+ 6.6

Based on constant exchange rates, Group sales rose 12.4% compared with the first quarter of 2001.

For the three months to March 31, 2002, the Sidel Group's sales rose 13% compared to the same period of 2001:

- The Group's core businesses recorded the strongest increases, with 21% growth for **Blow Molding-Filling** and 7% growth for **Engineering.** In particular, the Group expects to see strong growth in aseptic filling lines for plastic containers in 2002, thanks to Sidel's innovative offerings in this segment;

- All geographic areas posted higher sales, with an upturn in **North America** and continued growth momentum in the **Asia-Pacific** region.

For the full year 2002, the Sidel Group reaffirms its aim of returning to growth based on a comparable Group structure.

Contact: Bertrand GUILLET
Tel: + 33 (0)2 32 85 82 49
Bertrand.guillet@sidel.com